SUPPLEMENT AND AMENDMENT TO

EXPENSE CAP/REIMBURSEMENT AGREEMENT

This Supplement and Amendment to the Expense Cap/Reimbursement Agreement is entered into as of the 28th day of December, 2005, between Trend Trader, LLC (the “Adviser”) and Equipointe Funds (the “Trust”) on behalf of the Equipointe Growth and Income Fund (the “Fund”).

WHEREAS, the Adviser desires to contractually agree to waive a portion of its advisory fee and/or reimburse certain of the Fund’s operating expenses to ensure that the Fund’s total operating expenses, excluding taxes, interest, extraordinary items, and brokerage commissions, do not exceed the levels described below.

NOW, THEREFORE, the parties agree as follows:

1.   Fee Reduction/Reimbursement.  Pursuant to the Expense Cap/Reimbursement Agreement dated February 1, 2005, and for the period of time prior to January 1, 2006, the Adviser had agreed to reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest and brokerage commissions, do not exceed 1.05% (on an annual basis) for Investor Class shares and 0.80% (on an annual basis) for Institutional Class shares, respectively, of each class of the Fund’s average daily net assets.  Effective January 1, 2006, the Adviser agrees that from January 1, 2006 through January 1, 2008, it will reduce its compensation and/or reimburse certain expenses for the Fund, to the extent necessary to ensure that the Fund’s total operating expenses, excluding taxes, interest and brokerage commissions, do not exceed 1.85% (on an annual basis) for Investor Class shares and 1.60% (on an annual basis) for Institutional Class shares, respectively, of each class of the Fund’s average daily net assets.

2.   Fee Recovery.  The Adviser shall be entitled to recover, subject to approval by the Board of Trustees of the Trust, such amounts for a period of up to three (3) years from the year in which the Adviser reduced its compensation and/or assumed expenses for the Fund.

3.   Term.  This Agreement shall terminate on January 1, 2008, or at an earlier date upon the discretion of the Board of Trustees of the Trust, unless extended, terminated, modified or revised by the mutual agreement of the parties, as provided for in writing.

Executed as of the date first set forth above.

TREND TRADER, LLC

By: /s/Mark A. Seleznov

       Mark A. Seleznov, President

EQUIPOINTE FUNDS

on behalf of the Equipointe Growth and Income Fund

By: /s/ William A. Faust

William A. Faust, Chairman of the Board of Trustees of the Trust and Authorized Signer by Resolution of the Board of Trustees